U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Graco Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

384109104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____

**1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(Entities Only)**

     Fiera Capital Corporation

_____

2) Check The Appropriate Box If a Member of a Group (See Instructions)

(A) [ ]
(B) [ ]

_____

3) SEC Use Only

_____

4) Citizenship or Place of Organization

     Province of Ontario (Canada)

_____

Number of Shares Beneficially Owned by Each Reporting Person With:

     5) Sole Voting Power   11,971,820
     ....
     6) Shared Voting Power   0
     ....
     7) Sole Dispositive Power   11,971,820
     ....
     8) Shared Dispositive Power   0
     ....

9) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,971,820

_____

10) Check If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

     [ ]

_____

11) Percent of Class Represented by Amount in Row (9)

     7.18%

_____

12) Type of Reporting Person (See Instructions)

     IA

_____

Item 1.
(a) Name of Issuer:
   Graco Inc.

(b) Address of Issuer's Principal Executive Offices:
   88 11ᵗʰ Avenue Northeast
   Minneapolis MN
   55413-1894

Item 2.
(a) Name of Person Filing:
   Fiera Capital Corporation

(b) Address of Principal Business Office or, if none, Residence:
   1981 McGill College Avenue,
   Suite 1500
   Montreal, Quebec,
   Canada, H3A 0H5

(c) Citizenship:
   Canada

(d) Title of Class of Securities:

   Common Shares

(e) CUSIP Number:

   384109104

**Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is:**

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c);

   (d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C 80a–8);

   (e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with
        §240.13d–1(b)(1)(ii)(F);

   (g) [ ] A parent holding company or control person in accordance with
        §240.13d–1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit
        Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment
        company under section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a–3);

   (j) [X] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

   (k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K).

        If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please
        specify the type of institution: equivalent to an investment advisor.
        [ ] If this statement is filed pursuant to 13d-1(c), check this box

Item 4. Ownership:

  (a) Amount Beneficially Owned: 11,971,820

  (b) Percent of Class: 7.18%

  (c) Number of Shares as to which such person has:

       (i)   Sole power to vote or direct the vote: 11,971,820

       (ii) Shared power to vote or direct the vote: 0

       (iii) Sole power to dispose or direct the disposition of: 11,971,820

       (iv) Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof
the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following **[ ]**

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Fiera Capital Corporation acts as an investment advisor on behalf
of many institutional clients.

**Item 7. Identification and Classification of the Subsidiary which Acquired the
Security Being Reported on By the Parent Holding Company**

        n/a

Item 8. Identification and Classification of Members of the Group

        n/a

Item 9. Notice of Dissolution of Group

        n/a

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities
referred to above were not acquired and are not held for the purpose of or with the effect
of changing or influencing the control of the issuer of the securities and were not acquired
and are not held in connection with or as a participant in any transaction having that purpose
or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete and correct.

                                          Fiera Capital Corporation

                                          By: /s/ Thomas Di Stefano
                                          Title: Interim Chief Compliance Officer

Date: February 10, 2020